Exhibit 12.1

Warner Music Group Corp.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Three Months Ended February 29, 2004	Seven Months Ended September 30, 2004	Twelve Months Ended September 30, 2005	Twelve Months Ended September 30, 2006	Twelve Months Ended September 30, 2007
Income (Loss) before income taxes (1)	$(15)	$(208)	$(114)	$107	$28
Less:
Minority interest	—	—	—	—	(5)
Add:
Fixed charges	8	99	149	207	211
Income as adjusted before income taxes	$(7)	$(109)	$35	$314	$234
Fixed charges
Interest expense	4	91	132	194	199
Portion of rental expense representative of interest (2)	4	8	12	13	12
Preferred stock dividend requirements of consolidated subsidiaries (1)	—	—	5	—	—

Total fixed charges	8	99	149	207	211
Deficiency in earnings over fixed charges	(15)	(208)	$(114)	N/A	N/A
Ratio of earnings to fixed charges	N/A	N/A	N/A	1.52	1.11

(1)	The preferred stock dividend requirements of Holdings, a consolidated subsidiary, is included in fixed charges (i.e., the denominator of the ratio calculation) but excluded from the numerator of the ratio calculation because such amount was not deducted in arriving at Warner Music Group Corp.’s pre-tax income (loss) from continuing operations as defined. If Holdings did not incur fixed charges, the minority interest in pre-tax income of Holdings would be subtracted in determining earnings.
(2)	Estimated at 1/3 of total rent expense.